

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2011

VIA U.S. MAIL

Gammon Gold Inc.
c/o CT Corporation System
111 Eighth Avenue
New York, New York 10011

   Re: Gammon Gold Inc.
      Amendment No. 1 to Registration Statement on Form F-4
      Filed December 13, 2010
      File No. 333-170370

Dear Sir or Madam:

   We have reviewed your registration statement and your response letter dated December 13, 2010 and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-4

Directors of CGC, page 10

General

1. The cover page of the proxy statement prospectus includes excessively small font. Refer to Securities Act Rule 420(a). Also, please provide us with new copies of the materials in a more legible format from that which was used, under cover of letters from counsel in

each case, in responding to comment 9 from the staff's comment letter to you dated December 1, 2010. We may have additional comments.

2.   With regard to prior comment 9 from our letter to you dated December 1, 2010, we notice that you have not disclosed any year-by-year projection information, nor have you adequately explained or quantified any material changes or adjustments the financial advisor made to management projections, for example to the assumptions regarding future gold pricing. Please further revise to clarify why you believe that you have summarized all material exchanged projection information and to discuss in necessary detail the nature, extent, and particulars of any financial advisor "adjustments."

3.   Please discuss in necessary detail the material assumptions the financial advisor used and the analyses it performed, as referenced at pages 80 and 83.

4.   Please provide a table quantifying any payouts that will be made to CGC non-executive directors as a result of the merger.

Risk Factors, page 42

5.   Please move this section so that it immediately follows the Summary section at page 19. Also add a new risk factor to make clear that there are risks regarding the potential for adverse tax treatment, particularly in the absence of any opinion or condition in that regard. We note the related information included in the second sentence of Article 7.14 of the Agreement and Plan of Merger included in Annex A.

6.   As appropriate, include disclosure regarding the fact that your disclosure controls and procedures and internal control over financial reporting were not effective as of December 31, 2009.

Opinion of Stifel, Nicolaus & Company, page 70

7.   Clarify why the advisor indicates that no analysis was assigned greater significance (page 73), when it refers to "primary" and "secondary" methodologies at page 74.

8.   Refer to prior comment 10 from our letter to you dated December 1, 2010. The document provided as annex C retains impermissible suggestions that it is not "to be relied upon." Please ensure that the comment is addressed in the annex as well.

CGC Unaudited Prospective Financial Information, page 79

9.   The registrant is responsible for the accuracy and completeness of all disclosure which appears in the filing. Please revise the last sentence in the first paragraph of this section and at page 82 to eliminate any suggestion to the contrary.

Amendment and Waiver of the Merger Agreement, page 122

10.   We note your response to our prior comment 11 in our letter dated December 1, 2010 and reissue this comment. Please state explicitly which if any waivers of conditions, other than the amount or form of consideration, would be significant enough to require a resolicitation of proxies or addition approval from CGC stockholders. If there are conditions other than the amount of consideration that would require a resolicitation or additional approval, disclose the minimum number of business days in advance of the meeting you would notify those voting on the waiver, explain how they would be notified, and disclose the date after which conditions cannot be waived, if any.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Jeffrey D. Symons, Esq.
        Jason K. Zachary, Esq.
        Kirkland & Ellis LLP
        (212) 446-4900 (fax)